Exhibit 17.1

November 4, 2022

Lottery.com Inc.

20808 State Hwy 71, West Unit B Spicewood, Texas

Re: Resignation from the Board of Directors

Directors:

Please allow this letter to serve as my resignation from the Board of Directors of Lottery.com effective November 4th 2022.

Since joining this Board, I have worked diligently on behalf of the shareholders and employees. The company has faced many challenges over those months, however, I remained committed and optimistic about the future of the company. Even after all other Board members resigned in early September, I chose to stay on board as Chairman, because I believed it was the right thing to do for the company. Unfortunately, over the past two months, dozens of events, some of which I list below have made it impossible to perform my duties as an Independent Director.

●	On September 6th, 2022, we entered into an agreement with Woodford Eurasia Assets Ltd. This appeared to be an exciting opportunity for the company to reinvent itself and retain our loyal staff.

The Term Sheet provided the Company with a $2.5 million investment, followed by an $8.5 million loan against the monies owed by J. Streicher as well as an additional investment of up to $50 million. As of this date, not a single penny of this promised investment has arrived. Woodford has also been unable to demonstrate proof of Funds as required.

●	Members of the Woodford Eurasia Assets organization including Nasib Piriyev, a Partner at PNN-Group, which controls Woodford and other entities, have made false and misleading promises to the Company and statements to third parties which have created disruption within the business and loss of critical staff.

●	I was made aware that the Chief Compliance Officer Dennis Ruggeri, appointed by Sohail Quraeshi is currently under investigation by the FBI. I spoke with Mr. Ruggeri and he confirmed that this is true and accurate information. This demonstrates a clear lack of good judgment by Sohail Quraeshi, who was in possession of these facts and did not disclose them to the Board prior to the appointment of this individual.

●	I learned that these investors and related parties are aligning themselves with Ryan Dickinson, the prior CFO who was terminated by the Board.

●	The company has worked for months and invested over $400,000 USD in legal fees, to secure the $16.5 million owed to us by J. Streicher. The company prevailed in the Summary Judgment hearing on September 26, 2022. Shortly thereafter, J. Streicher was found in contempt for not satisfying their obligation as ordered by the court.

I was shocked to learn from our legal team that Sohail Quraeshi, the interim CEO, has been negotiating behind the scenes with J. Streicher, without Board approval or the knowledge of our legal counsel. I believe this has had a negative impact on our ability to collect the monies owed.

●	I have been advised that Matthew McGahan, prior to and since joining the Board has been working with Nasib Piriyev and Andrey Ryienko, both of PNN Group as well as Sohail Quraeshi and former employee Matt Clemenson, to set up a new business involving the company asset, www.sports.com. Separately they are setting up a NewCo in Dubai (UAE) that involves offshore accounts, ownership of Intellectual Property, and an independent Board. These are significant events that were never discussed or approved by the Board and none of these parties have the authority to perform such material acts.

●	Finally, Matthew McGahan, who was selected to join the Board by PNN-Group / Woodford and Nasib Piriyev; has taken complete control of the Board. This past week, I was forced out as Chairman and learned Mr. McGahan intends to appoint two individuals whom I believe are not suitable and are conflicted, thereby stacking the Board in the investors’ interest.

The actions of Mr. McGahan and Mr. Quraeshi have put this company in serious jeopardy and have caused the loss of important partners and top employees. The inactions and broken promises of the investment groups led by Nasib Piriyev have further damaged the company and hindered its ability to perform and recover.

In summary, my efforts to perform as a fiduciary and support the Lottery.com turn-around have been aggressively obstructed by those aligned with the investor and investment groups mentioned above. I see no path to perform my responsibilities and must resign.

Sincerely,

Richard Kivel